Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PORTOLA PHARMACEUTICALS, INC.

PORTOLA PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is PORTOLA PHARMACEUTICALS, INC.

SECOND: The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 2, 2003.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend its Amended and Restated Certificate of Incorporation as follows:

1. Article IV, Section A. shall be amended and restated to read in its entirety as follows:

“This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 155,000,000 shares. 150,000,000 shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). 5,000,000 shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the Annual Meeting of Stockholders held on June 8, 2018 in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

*****

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Financial Officer this 8th day of June, 2018.

PORTOLA PHARMACEUTICALS, INC.

By:	/s/ MARDI C. DIER
MARDI C. DIER
Chief Financial Officer